# TELESAT CORPORATION

**Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.**

**Toll Free 1-866-964-0492**

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## Notice of Availability of Proxy Materials for TELESAT CORPORATION Annual General Meeting

### Meeting Date and Location:

**When:** June 18, 2024
2:00 pm (Eastern Time)

**Where:** Online at https://meetnow.global/MZCGDNP

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

**https://www.telesat.com/investor-relations/**

**OR**

**www.sedarplus.ca**

### How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 7, 2024. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

**For Holders with a 15 digit Control Number:**

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-866-964-0492.

**For Holders with a 16 digit Control Number:**

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-866-964-0492

# Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Election of Directors** - *Election of Directors*

    01. Michael Boychuk
    02. Jane Craighead
    03. Richard Fadden
    04. Daniel S. Goldberg
    05. Henry (Hank) Intven
    06. David Morin
    07. Dr. Mark H. Rachesky
    08. Guthrie Stewart
    09. Michael B. Targoff
    10. Janet Yeung

2. **Appointment of Auditors** - *Appointment of Auditors*

3. **Proposed Amendment to the Omnibus Plan** - *Pass with or without amendment, an ordinary resolution to amend the Corporation's long-term equity incentive plan to increase the number of Class A Shares and Class B Variable Voting Shares in the capital of the Corporation available for issuance under the plan as more particularly described in the Management Information Circular.*

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## Voting

**PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.** To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

**PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING**

Annual Financial statement delivery

• No Annual Report (or Annual Financial Statements) is (are) included in this mailing

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